4 February 2015

Eldar Sætre
Draugveien 66,
4314 Sandnes

OFFER OF EMPLOYMENT

In reference to our previous conversations, I am pleased to offer you the position as President and Chief Executive Officer (CEO) in Statoil ASA ('the Company'), on the terms and conditions set out in this Offer Letter and the enclosed Contract of Employment.

The Board of Directors of the Company establishes the terms and conditions applicable for the President and Chief Executive Officer of the Company.

Your annual base salary at commencement will be NOK 5,700,000. The base salary will be included in your pensionable income.

In addition you will be entitled to a fixed, annual remuneration element of NOK 2,000,000. This fixed addition will not be included in your pensionable income. The fixed addition will be included in your holiday pay and the basis for calculating the Annual variable pay and the Long-term incentive.

You will be eligible for a free company car within a cost limit of NOK 1,000,000. The frame for the company car will be annually adjusted based on the KPI.

You will be entitled to expenses for electronic communication. Installation and operation of PC and necessary office equipment in your private home will be provided by the Company. Subscriptions to newspapers and periodicals which you consider necessary for the position will be covered by the Company.

According to SOX-regulations you are not eligible for any company loan arrangement in the position as President and Chief Executive Officer.

Separate invitations pertaining to your participation in the Annual variable pay scheme and Long-term incentive scheme referred to in Clause 5.2 of the Contract of Employment are enclosed.

Regardless of clause 17 of the Contract of Employment and other clauses relating to pension, the Pension Scheme described in the letter of 5 March 2007 with attachment, confirmed in the Offer of Employment of 29 October 2007, is an individual pension right based on agreement with the Company.

It is endorsed that your directorships in Trucknor AS and Strømberg Gruppen AS can be continued. The Board of Directors reserves the right to withdraw these consents in accordance with guidelines in the Contract of Employment, Clause 7.

Furthermore, we kindly request that you submit a list of any additional directorships, assignments, honorary duties or ownership in the form of shares or other ownership interests you currently hold to The Company's Secretary for arrangement of consent by the Board of Directors, in accordance with Clause 7 of the Contract of Employment. Please provide this list within due time prior to commencement. Upon commencement, such approved directorships, assignments, honorary duties or ownership interests should be registered according to company guidelines.

As Chief Executive Officer, you are considered to be a primary insider within Statoil ASA. As such, you are required both to familiarise yourself, and act in compliance with, the Company's guidelines regarding insiders.

Please find enclosed two copies of the Contract of Employment and a Non-disclosure undertaking.

If you accept the offer, we kindly request that you sign and return a copy of the Offer of Employment, the Non-disclosure undertaking and one copy of the enclosed Contract of Employment to Statoil ASA, marked for the attention of Magne Andre Hovden, ST-FO C3, 4035 Stavanger, Norway.

Kind regards,
For Statoil ASA

____/s/ Svein Rennemo
Chairman of the Board
Statoil ASA

The offer is accepted:

Signature: ____/s/ Eldar Sætre

Place: Oslo Date: 4/1/2015

CONTRACT OF EMPLOYMENT

This Contract of Employment is entered into today, 4 February, 2015, between:

Statoil ASA

Business Registration Number 923 609 016
Forusbeen 50, 4035 Stavanger

(Hereinafter "the Company")

and

Eldar Sætre
Date of Birth: 8 February 1956
Draugveien 66,
4314 Sandnes

(Hereinafter "Chief Executive Officer")

1 Employment and Date of Commencement

Eldar Scetre is hereby employed by the Board of Directors of Statoil ASA to serve as President and Chief Executive Officer in Statoil ASA.

The employment will commence on 4 February, 2015.

2 Place of Work

The Chief Executive Officer's principal place of work is currently Stavanger. The Board of Directors reserves the right to change the place of work. The Board of Directors shall discuss with the Chief Executive Officer prior to making such change.

3 Duties and Liabilities

The Chief Executive Officer is responsible for management of the company and shall comply with the guidelines and instructions given by the Board of Directors. The Chief Executive Officer is responsible to the Board of Directors for the Company's business and operations being performed in accordance with the Company's governing system and guidelines, law and regulations and commercial custom and practice.

The Chief Executive Officer is responsible for hiring and, if needed, dismissal of leaders reporting directly to him. The Board of Directors shall be informed prior to the decision by the Chief Executive Officer.

The Chief Executive Officer shall, at the request of the Board of Directors, serve as Chairman of the Board or Director of any of the Company's subsidiaries. The Chief Executive Officer shall not be entitled to Director's fees for any such appointments. Upon the request by the Board of Directors, the Chief Executive Officer shall, without compensation and, on the date decided by the Board of Directors, resign all such directorships.

4 Working Hours and Holiday

4.1 Working Hours

The Chief Executive Officer is exempted from the regulations concerning working hours in the Working Environment Act of 2005 No. 62, in accordance with section 10-12.

4.2 Holiday and Holiday Payment

Holiday and holiday payment is granted in accordance with the Norwegian Act of Holiday 1988 No. 21 and the Company's guidelines as applicable at any given time.

5 Remuneration

5.1 Fixed Remuneration

The fixed remuneration is subject to decision by the Board of Directors. The fixed remuneration consists of the base salary and an additional fixed remuneration element (hereinafter fixed addition).

The remuneration of the position as Chief Executive Officer in Statoil shall be competitive, but not market leading, taking into consideration the size of the Company, its industrial market position and the short and long term value creation and results of the Company.

The annual gross base salary (grunnlønn) at the date of commencement of employment is NOK 5,700,000. The fixed addition at the date of commencement of employment is NOK 2,000,000.

The fixed remuneration is subject to an annual review by the Board of Directors. The next review will take place in January 2016. The Board of Directors is under no obligation to award an increase following a review. If the Board of Directors conclude on a fixed remuneration increase, both elements (the base salary and the fixed addition) will be increased with the same percentage. There will be no review of the fixed remuneration after notice has been given by either party to terminate the employment.

The Chief Executive Officer will be paid one twelfth of the annual fixed remuneration each month in accordance with the applicable Company regulations at any given time. The only exception to this is the month of June, in which the payment of fixed remuneration will be replaced by a holiday payment in accordance with the Holiday Act, and the Company's guidelines at any given time.

5.2 Performance Based Pay Schemes

The Chief Executive Officer shall participate in the Company's annual variable pay scheme and the long-term incentive scheme subject to the prevailing rules of the scheme at any given time. Participation in the performance based pay schemes is subject to annual invitation. The Board of Directors reserves the right to change, or alternatively terminate, the annual variable pay scheme and the long-term incentive scheme at its sole discretion. Changes to or termination of performance based pay schemes cannot be made unilaterally by the Board of Directors during a participation period which has been agreed.

The Chief Executive Officer is entitled to the earned annual variable pay if employed in the Statoil Group at the time of payment and without having submitted a notice of termination.

5.3 Other Benefits

The Chief Executive Officer is entitled to further benefits as set out in the applicable guidelines of the Company at any given time.

5.4 Travelling and Subsistence Allowances

Business related travel expenses shall be reimbursed in accordance with the applicable regulations in the Company's guidelines at any given time.

6 Company Pension and Insurance Schemes

The Chief Executive Officer shall participate in the Company's General Pension Scheme as applicable in the Company at any given time.

Furthermore, the Chief Executive Officer shall participate in the Company's Insurance Schemes as applicable in the Company at any given time.

The Board of Directors reserves the right to adjust and, in accordance with all appropriate legal requirements, terminate the General Pension and Insurance Schemes at the its sole discretion.

7 Work Outside the Company and Financial Interests

The Chief Executive Officer is obliged to devote all his working capacity to the performance of his position at the Company. He shall not undertake any other position or honorary/board post salaried or unsalaried, without the prior written consent of the Board of Directors.

The Board of Directors reserves the right to withdraw any such consent in cases where a conflict of interest of any kind arises, or if the Chief Executive Officer's ability to perform his work is affected or his duties or responsibilities towards the Company are impaired.

The Chief Executive Officer shall register any directorships and any financial interests he may have in other enterprises in accordance with the applicable Company regulations at any given time. The Chief Executive Officer shall not be entitled to compensation if he is obliged to resign any such directorships and/or financial interests in order to comply with the applicable Company regulation.

8 Termination and Resignation

8.1 Period of Notice

The notice period shall be 6 months. The notice period shall be calculated from the first day of the calendar month following that in which the other party received the written notice. The Chief Executive Officer is obliged to resign with immediate effect, or at any later date as decided by the Board of Directors, from his position and any directorships or appointments in the Company or in any subsidiaries of the Company. If such resignation is required by the Board of Directors, the Chief Executive Officer is entitled to both fixed remuneration and other compensation including pension and insurance contributions, as set out above in Clauses 5 and 6, during the notice period, provided that he remains available at the request by the Board of Directors.

8.2 Termination at Pension Age

The Chief Executive Officer's employment shall be terminated, without prior notice, on reaching the Company's normal retirement age. The Company's normal retirement age is currently 67.

The Chief Executive Officer has a right to retire at 62 according to the terms in the Pension Agreement of 5 March 2007.

8.3 Return of the Company's Possessions

Upon termination of employment, the Chief Executive Officer shall return to the Company all property belonging to it, including but not limited to: any documents, electronically stored information, personal computer equipment, cell phone and admission card keys, irrespective of their whereabouts or how they are stored.

The Chief Executive Officer shall, at the request of the Board of Directors, sign a statement confirming that he is not in possession of, nor has handed over to any unauthorised person, any of the Company's documents (or copies thereof) or Company property of any kind. The Chief Executive Officer shall not be entitled to retain any such Company property under any circumstances.

9 Severance Pay

9.1 Waiver of Protection against Dismissal in Consideration for Agreed Severance Pay

The Chief Executive Officer waives the rights that otherwise apply to employees pursuant to Chapter 15 of the Working Environment Act, in accordance with section 15-16 second paragraph, in consideration of the right to severance pay pursuant to this Clause 9.

If the Chief Executive Officer disputes the legality of his right to waive the employment protection rights and/or the legality of the dismissal, the Board of Directors may unilaterally decide without any compensation for the Chief Executive Officer that the right to severance pay in Clause 9, and the arbitration regulation in Clause 18.2 do not apply. In such cases, the termination of employment shall be fully regulated by the provisions of the Working Environment Act.

9.2 Severance Pay

If the Board of Directors has given the Chief Executive Officer notice of termination of his employment, he shall be entitled to severance pay corresponding to 6 months of his fixed remuneration. Such severance pay shall be calculated as from the date of expiry of the notice period, hereinafter referred to as the 'time of discontinuance'. The Chief Executive Officer shall also be entitled to the same amount of severance pay if he resigns pursuant to a written agreement with the Board of Directors.

Severance pay shall not be included in any calculation of holiday pay. During the period in which severance pay is payable the Chief Executive Officer shall not be entitled to any other remuneration or benefits as set out in Clause 5, nor is he covered by the Company's pension and insurance schemes.

The Severance Pay is paid by the Company in monthly instalments or as a one-off lump-sum payment subject to the Board of Directors' sole discretion.

If the Chief Executive Officer is appointed to a new position or receives income from a business of which he is an active owner, the severance pay will be reduced by a corresponding amount calculated on the basis of the Chief Executive Officer's new annual income. The Chief Executive Officer is obliged to provide the Company with all information regarding such deductible income.

9.3 Transfer to Pension

The entitlement to receive severance pay is conditional on the Chief Executive Officer not being entitled to, or receiving, a pension from the Company.

If during the period in which severance pay is payable pursuant to Clause 9.2 above, the Chief Executive Officer is or becomes entitled to a pension pursuant to Clause 6, including any 'early retirement' pension, he shall receive the pension in lieu of severance pay as from the date he becomes entitled to such a pension.

9.4 Lapse of Right to Severance Pay

The entitlement to severance pay is conditional on the Chief Executive Officer not being guilty of gross misconduct, gross negligence, disloyalty or any other material breach of his duties, according to section 15-14 of the Working Environment Act. If the Chief Executive Officer is found to be in breach of his duties, the Board of Directors is entitled to claim back any severance payments already made.

In the event that the Chief Executive Officer commits or is responsible for any irregularities or dereliction of duty that may result in liability in damages or in he being prosecuted for a criminal offence, or the Chief Executive Officer is found to be in breach of the Non-competition Clause, severance pay can be withheld, and the Board of Directors will be entitled to claim back any severance payments already made.

10 Professional Secrecy

The Chief Executive Officer is obliged to comply with the Company's prevailing regulations on Professional Secrecy, and he shall sign the Company's standardised Non-disclosure undertaking. The Chief Executive Officer must treat all information in such a manner so as not to harm the Company's legitimate interests in any way.

11 Non-competition

To the extent permitted by law, the Chief Executive Officer shall be bound by the competition restrictions as stated in this clause during his employment and for a period of 6 months as from the expiry of the notice period.

The Chief Executive Officer shall refrain from commencing employment with, rendering advisory services to irrespective of whether or not he receives compensation, establishing or participating in a business either alone or together with others or on behalf of any other person, owning shares, other assets, or other ownership interests in, or in any other way be engaged in any entity or business that directly or indirectly competes with the core activities of the Company or any of its directly or indirectly owned subsidiaries.

The Board of Directors may, at any time, waive its rights under this clause. Pursuant to a written request by the Chief Executive Officer, the Board of Directors is obliged to consider waiving its rights under this clause or to consider whether the restrictions in this clause should apply for a shorter period of time. The Board of Directors shall reach a decision within three weeks as from the date when all relevant information has been received.

If the Chief Executive Officer does not receive any pension or severance pay following termination of his employment (as set out in Clause 9.2 and 9.3), he is entitled to compensation equivalent to the fixed remuneration (pursuant to Clause 5.1) from the time of discontinuance until the expiration of the non-competition period or until the Board of Directors waives its rights pursuant to this clause. The compensation payments shall be made in monthly instalments. The compensation amount shall be deducted by all other gross income except income from capital earned during the same period of time. This deduction shall not exceed 50 % of the compensation. Any payments from the Company or its subsidiaries shall however be fully deductible. The Chief Executive Officer is obliged to provide the Company with information in writing regarding such deductible income. Clause 9.4 above also applies to this clause.

For a period of 12 months following the expiry of his notice period, the Chief Executive Officer shall not be entitled to directly or indirectly on his own account or on behalf of or in conjunction with any other person, approach, affect or in any way contribute to the termination of any employment or client relationship with any employees, persons or customers that the Chief Executive Officer has established contact with during the course of his employment with the Company. Nor shall the Chief Executive Officer approach any such persons or businesses, with a view to inducing such person or business to change its relationship with the Company or any other affiliated company in any way.

The covenants in this clause shall also apply if the Chief Executive Officer's employment is terminated on the grounds of fundamental breach, according to section 15-14 of the Working Environment Act.

If the Chief Executive Officer is in breach of his duties under the above provisions, the Board of Directors has the right to demand the immediate discontinuation of the activity in breach of this clause, and require The Chief Executive Officer to pay a penalty amounting to 50 % of monthly fixed remuneration for every month that he has acted in breach of the non-competition clause. The penalty is to run from and including the calendar month in which the activity in breach of this clause occurred, up until and including the calendar month in which the activity ceased. The Board of Directors is also entitled to claim back any compensation that has already been paid in accordance with the above non-competition clause. This clause shall not restrict the Board of Director's right to alternatively claim compensation for the actual damage suffered through such breach.

Without prejudice to this Clause 11, the Chief Executive Officer acknowledges his duty under Clause 1 0 not to make use of or divulge to any person any information of a confidential or secret nature.

12 Intellectual Property Rights

The proprietary right to any invention, patent, patent application, intellectual work, knowhow, database, design, data, processes, software, written or visual material and any other result or intellectual property created as a consequence of, or in connection with the work the Chief Executive Officer has performed during his employment, or which may become the result of the work the Chief Executive Officer has performed during his employment, either alone or jointly with others, shall automatically and in its entirety become the property of the Company at no cost to the Company. The Company shall have an unlimited and exclusive right to exploit such results and intellectual property rights free of charge.

13 Ethics and Conduct

The Company sets high ethical standards for its employees. The Chief Executive Officer is obliged to familiarize himself with, keep updated on, and act as a role model in compliance with the Company's ethical standards, and all other regulations on ethics and conduct that are established within the Company.

14 Information Systems

All information systems made available to the Chief Executive Officer (for example PC, software, databases, information system for internet and intranet) and any information stored in such information systems, are the exclusive property of the Company.

15 Personal Data

The Chief Executive Officer consents to the Company using his personal data for administrative and business related purposes. Personal data will be treated confidentially.

16 Tax

Before payment of any compensation or benefit arising under this contract, all and any applicable taxes will be calculated and withdrawn by the Company in accordance with relevant local laws and regulations and the Company's normal practice.

The Chief Executive Officer shall be fully responsible for all taxes on both Company sourced and personal income, wherever they may arise as a result of the Chief Executive Officer's tax residency status and physical presence in a location performing duties on behalf of the Company or any Group Company; and ensuring compliance with personal tax filing requirements in all locations in which such obligations arise.

The Chief Executive Officer acknowledges that the Company may have tax reporting obligations in respect of Company sourced income in the countries in which he is required to perform his duties under this Contract of Employment. Throughout the employment the Chief Executive Officer shall therefore maintain an accurate travel calendar recording the countries he has visited in the course of the employment and number of days spent in such countries on each visit.

17 General

This contract of employment regulates all aspects of the Chief Executive Officer's conditions of employment with the Company and shall replace all former agreements between the Chief Executive Officer and the Company in connection with the Chief Executive Officer's employment. Any supplements or amendments to this contract shall be in writing.

Irrespective of this Clause 17, the Pension Agreement of 5 March 2007 is maintained.

18 Choice of Law and Arbitration

18.1 Choice of Law

This contract of employment and the contractual relationship between the Company and the Chief Executive Officer shall be governed by, and construed in accordance with, Norwegian Law.

If the Chief Executive Officer performs work abroad and any of the provisions of this contract of employment should become invalid or unenforceable due to inconsistency with any foreign mandatory law, the remaining provisions of this contract of employment shall nevertheless remain in full force. The contract of employment shall remain in full force and effect on the Chief Executive Officer's return from the relevant foreign jurisdiction.

18.2 Arbitration

In the event of a dispute between the parties concerning the interpretation, application or performance of this contract of employment, including any appendices and contracts that alter or replace it, or in the event of a dispute concerning the termination of employment and related compensation claims, and if one of the parties so demand, such disputes shall be settled by arbitration pursuant to the Norwegian Arbitration Act 2004 No. 25.

The parties shall, if possible, appoint the arbitrators jointly. If the parties cannot agree on the composition of the Court of Arbitration, they shall each appoint one arbitrator. The two appointed arbitrators shall together appoint the third arbitrator, who shall be the Chairman of the Arbitration Court. If the two appointed arbitrators cannot agree on the choice of Chairman of the Court of Arbitration, either party may demand that the Chairman of the Borgarting Court of Appeal is to make the choice.

The Court of Arbitration shall, insofar as is possible, reach a decision on the matters in dispute within 90 days of the appointment of the Court of Arbitration.

The expenses of the Court of Arbitration including expenses relating to the Arbitrator(s) are to be covered by the Company. Unless otherwise decided by the Court of Arbitration based on provisions in the applicable legislation, the parties shall cover their own respective expenses for counsel.

The parties agree that the arbitration procedure and the decisions of the Court of Arbitration are to be kept confidential.

19 Signature

Two identical copies of this Contract of Employment shall be signed, and one copy shall be retained by each party.

******

Oslo, 4 February 2015
____/s/ Svein Rennemo
Chairman of the Board
Statoil ASA

Place/Date Oslo 4/1/2015
____/s/ Eldar Sætre